Exhibit 12

UNIVERSAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended December 31,		Nine Months Ended December 31,
(in thousands, except for ratios)	2017	2016	2017	2016

Earnings
Pretax income before equity in pretax earnings of unconsolidated affiliates	$55,825	$79,638	$100,655	$107,209
Fixed charges (net of interest capitalized)	4,485	4,486	13,219	13,677
Distribution of earnings from unconsolidated affiliates	5,541	5,078	5,541	5,078
Total Earnings	$65,851	$89,202	$119,415	$125,964

Fixed Charges and Preference Dividends
Interest expense	$4,020	$4,051	$11,916	$12,440
Interest capitalized	—	—	—	—
Interest component of rent expense	465	435	1,303	1,237
Total Fixed Charges	4,485	4,486	13,219	13,677
Dividends on convertible perpetual preferred stock (pretax) (1)	—	5,673	—	17,018
Total Fixed Charges and Preference Dividends	$4,485	$10,159	$13,219	$30,695

Ratio of Earnings to Fixed Charges	14.68	19.88	9.03	9.21

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	14.68	8.78	9.03	4.10

(1) All outstanding shares of the Company's convertible perpetual preferred stock were converted for common stock or cash in the third and fourth quarters of fiscal year 2017. Dividend payments on the preferred stock ceased upon conversion.